UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING THE STATUS OF STOCK REPURCHASES

On November 1, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice concerning the status of stock repurchases authorized by the board of directors on September 19, 2012.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
Name:	Kazuhiko Nakayama
Title:	General Manager
Investor Relations Office

Date: November 1, 2012

November 1, 2012

Company Name: Nippon Telegraph and Telephone Corporation
Representative: Hiroo Unoura, President and Chief Executive Officer
(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and
Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING THE STATUS OF STOCK REPURCHASES

(STOCK REPURCHASES UNDER THE PROVISIONS OF ARTICLES OF INCORPORATION PURSUANT TO

PARAGRAPH 2, ARTICLE 165 OF THE CORPORATION LAW OF JAPAN)

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces as below, the status of repurchases of shares of its common stock conducted pursuant to Article 156 of the Corporation Law of Japan, as applied pursuant to Paragraph 3, Article 165 of the Corporation Law.

1. Class of shares repurchased:	Common stock

2. Total number of shares repurchased:	11,038,700 shares

3. Aggregate repurchased amount:	42,299,202,500 yen

4. Period for repurchases:	October 1, 2012 to October 31, 2012

5. Method of repurchase:	Acquisitions on the Tokyo Stock Exchange

(Reference)

1.	Details of the resolution at the board of directors’ meeting held on September 19, 2012:

(1) Class of shares to be repurchased:	Common stock

(2) Total number of shares to be repurchased:	Up to 42 million shares (Ratio to the number of outstanding shares: 3.43%)

(3) Aggregate repurchase amount:	Up to 150 billion yen

(4) Period for repurchases:	September 20, 2012 to March 29, 2013

2.	Total number and value of shares repurchased pursuant to the resolution at the board of directors’ meeting held on September 19, 2012 (as of October 31, 2012):

(1) Total number of shares repurchased:	13,042,100 shares

(2) Aggregate repurchased amount:	49,999,857,000 yen

For further inquiries, please contact:
Takuro Hanaki or Takayuki Kimura
Investor Relations Office
Finance and Accounting Department Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581